SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              America Online, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00002364Jl
                      (CUSIP Number of Class of Securities)

                                 Edward B. Stead
               Senior Vice President, General Counsel and Secretary
                              Apple Computer, Inc.
                                 1 Infinite Loop
                           Cupertino, California 95014
                                  408-996-1010
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                January 31, 1996
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

  Check the following box if a fee is being paid with this Statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of a class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


  CUSIP No. 00002364Jl

  1.  Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons:

      Apple Computer, Inc. 94-2404110

  2.  Check the Appropriate Box if a Member of a Group:
                                              (a)  [ ]
                                              (b)  [ ]
  3.  SEC Use Only:

  4.  Source of Funds:

      OO

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   [ ]
  6.  Citizenship or Place of Organization]:

      California, USA

                     7.   Sole Voting Power:    4,000,000
  Number of Shares
  Beneficially Owned 8.   Shared Voting Power:          0
  by Each Reporting
  Person with        9.   Sole Dispositive Power:4,000,000

                     10.  Shared Dispositive Power:          0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,000,000

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                   [ ]

  13. Percent of Class Represented by Amount in Row 9.:

      4.6%

  14. Type of Reporting Person:

      CO


      The following items are amendments to the information included in the Schedule 13D dated February 8, 1994, as amended (the "Prior Schedule 13D"), filed by Apple Computer, Inc. with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

  Item 5.  Interest in Securities of the Issuer.

      As a result of an increase in the number of outstanding shares of Common Stock by the Company to 86,778,996 as of January 31, 1996 (as reflected in the Company's Form 10-Q dated February 14, 1996) it has come to Apple's attention that the 4,000,000 shares of Common Stock Apple beneficially owns now represent 4.6% of the outstanding shares of Company Common Stock.

      Accordingly, as Apple no longer beneficially owns 5% or greater of the Company's Common Stock, Apple has no further obligation to update the information contained in this Schedule 13D.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     APPLE COMPUTER, INC.



                                     By:___/s/ Fred Anderson____
                                     Name: Fred Anderson
                                     Title: Executive Vice President
                                            and Chief Financial Officer


  Date: April 16, 1996